UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NATIONAL HOLDINGS CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

636375107
(CUSIP Number)

Marshall S. Geller
St. Cloud Capital Partners, L.P.
10866 Wilshire Boulevard, Suite 1450
Los Angeles, California 90024
(310) 475-2700
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 22, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
(Amendment No. 2)

CUSIP NO. 636375107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON St. Cloud Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,300,833*
	8	SHARED VOTING POWER 2,300,833*
	9	SOLE DISPOSITIVE POWER 2,300,833*
	10	SHARED DISPOSITIVE POWER 2,300,833*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,300,833*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.04%**

14	TYPE OF REPORTING PERSON IV, PN

* See response to Item 5(a) and Item 5(b).
** Based on 5,358,611 shares of the Company’s Common Stock outstanding as of February 7, 2007, as reported by the Company.

SCHEDULE 13D
(Amendment No. 2)

CUSIP NO. 636375107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SCGP, LLC

2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 2,300,833*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 2,300,833*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,300,833*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.04%**

14	TYPE OF REPORTING PERSON OO

* See response to Item 5(a) and Item 5(b).
** Based on 5,358,611 shares of the Company’s Common Stock outstanding as of February 7, 2007, as reported by the Company.

SCHEDULE 13D
(Amendment No. 2)

CUSIP NO. 636375107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON St. Cloud Capital, LLC

2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 2,300,833*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 2,300,833*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,300,833*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.04%**

14	TYPE OF REPORTING PERSON OO

* See response to Item 5(a) and Item 5(b).
** Based on 5,358,611 shares of the Company’s Common Stock outstanding as of February 7, 2007, as reported by the Company.

SCHEDULE 13D
(Amendment No. 2)

CUSIP NO. 636375107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marshall S. Geller

2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS AF, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 55,050*
	8	SHARED VOTING POWER 2,355,883*
	9	SOLE DISPOSITIVE POWER 55,050*
	10	SHARED DISPOSITIVE POWER 2,355,883*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,355,883*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.72%**

14	TYPE OF REPORTING PERSON IN

* See response to Item 5(a) and Item 5(b).
** Based on 5,358,611 shares of the Company’s Common Stock outstanding as of February 7, 2007, as reported by the Company.

SCHEDULE 13D
(Amendment No. 2)

Item 1. Security and Issuer.

This Amendment No. 2 amends and supplements the statements on Schedule 13D, as originally filed on January 23, 2006 and amended on September 18, 2006 (the “Schedule 13D”) relating to the common stock, par value $.02 per share (the “Common Stock”), of National Holdings Corporation, a Delaware corporation (the “Company” or the “Issuer”) and is filed with the Securities and Exchange Commission on behalf of the following persons: (i) St. Cloud Capital Partners, L.P.; (ii) SCGP, LLC; (iii) St. Cloud Capital, LLC; and (iv) Marshall S. Geller. Except as disclosed herein, there has been no change in the information previously reported in the Schedule 13D. Capitalized terms not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item No. 3 of Schedule 13D is supplemented and amended by inserting the following at the end thereof:

On February 22, 2007, St. Cloud Partners entered into that certain Securities Purchase Agreement (the “Purchase Agreement”), by and among the Company, St. Cloud Partners and the additional purchasers named therein (collectively, with St. Cloud Partners, the “Purchasers,” and such Purchasers excluding St. Cloud Partners, the “Other Purchasers”). Pursuant to the Purchase Agreement, among other things, St. Cloud Partners purchased (i) a 10% promissory note of the Company (the “Note”) and (ii) a warrant (the “Warrant”) to purchase 62,500 shares of the Company’s common stock, par value $0.02 per share (the “Common Stock”) for an aggregate purchase price of $250,000. The funds were obtained from working capital of St. Cloud Partners and borrowings of St. Cloud Partners from the United States Small Business Administration.

Item 4. Purpose of Transaction.

St. Cloud Partners acquired the securities referenced in Item 3 above solely for the purpose of investment. The investment is subject to the terms of the Purchase Agreement, the Note, the Warrant and the Registration Rights Agreement, dated as of February 22, 2007, by and among the Company, St. Cloud Partners and the Other Purchasers (the “Registration Rights Agreement”), which are attached hereto as Exhibit 1, Exhibit 2, Exhibit 3, and Exhibit 4, respectively, and are incorporated herein by reference. Marshall S. Geller, a co-founder and senior manager of SCGP, the general partner of St. Cloud Partners, is a member of the Board of Directors of the Company.

The Note bears interest at 10% per annum payable quarterly in arrears, matures two years from the date of issuance, is not convertible into any other securities of the Company and is unsecured. The Note may be prepaid, at the option of the Company, in whole or in part, at any time without penalty.

Events of default which would cause the Note to accelerate, causing the principal and interest on the Note to become immediately due and payable, include, among other things: (i) the failure by the Company to perform or observe in any material respect any material covenant or agreement of the Company contained in the Note, which remains uncured for a period of five (5) business days; (ii) any representation or warranty made by the Company under any of the Purchaser Agreement, the Notes, the Warrants and the Registration Rights Agreement was, when made, untrue or misleading, the result of which is reasonably likely to have a material adverse effect; (iii) the failure of the Company to make any payment of principal or interest on the Note when due, whether at maturity, upon acceleration or otherwise and the continuation of such failure for a period of five (5) business days; (iv) there shall have occurred an acceleration of the stated maturity of any indebtedness for borrowed money of the Company (other than the Notes) of One Hundred Thousand United States Dollars ($100,000) or more in aggregate principal amount (which acceleration is not rescinded, annulled or otherwise cured within fifteen (15) business days of receipt by the Company of notice of such acceleration); (v) the Company makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due; or an order, judgment or decree is entered adjudicating the Company as bankrupt or insolvent; or any order for relief with respect to the Company is entered under the Federal Bankruptcy Code or any other bankruptcy or insolvency law; or the Company petitions or applies to any tribunal for the appointment of a custodian, trustee, receiver or liquidator of the Company or of any substantial part of the assets of the Company, or commences any proceeding relating to it under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction; or any such petition or application is filed, or any such proceeding is commenced, against the Company and either (i) the Company by any act indicates its approval thereof, consents thereto or acquiescence therein or (ii) such petition application or proceeding is not dismissed within sixty (60) days; or (vi) a final, non-appealable judgment which, in the aggregate with other outstanding final judgments against the Company and its subsidiaries, exceeds Two Hundred Thousand United States Dollars ($200,000) shall be rendered against the Company or a subsidiary and within sixty (60) days after entry thereof, such judgment is not discharged or execution thereof stayed pending appeal, or within sixty (60) days after the expiration of such stay, such judgment is not discharged. The Note is attached hereto as Exhibit 2 and is incorporated by reference herein.

The Warrant issued pursuant to the terms of the Purchase Agreement is exercisable for 62,500 shares of Common Stock, at an exercise price of $1.40 per share (subject to adjustment), on or prior to 5:00 p.m. (Eastern time) on February 22, 2012. The Warrant is attached hereto as Exhibit 3 and is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by adding thereto the following:

(a) According to the Company, there were 5,358,611 shares of Common Stock outstanding as of February 22, 2007. St. Cloud Partners is the beneficial owner of 2,300,833 shares of Common Stock (including 1,133,333 shares of Common Stock issuable upon conversion of the Company's Series B Convertible Preferred Stock, 850,000 shares of Common Stock issuable upon conversion of the St. Cloud Note, 255,000 shares of Common Stock issuable upon exercise of the St. Cloud Warrant and 62,500 shares of Common Stock issuable upon exercise of the Warrant), which represents 30.04% of the outstanding shares of Common Stock.

Marshall Geller is the direct owner of 55,050 shares of Common Stock. Such amount includes, 10,000 shares issuable upon exercise of a fully-vested stock option and 6,300 shares held in Mr. Geller’s IRA. Also, because Mr. Geller is a co-founder and senior manager of SCGP, the general partner of St. Cloud Partners, Mr. Geller may be deemed to own beneficially the 2,300,833 shares of Common Stock issuable upon conversion of the Company securities held by St. Cloud Partners.

(b) St. Cloud Capital Partners, L.P. has the power to direct the vote of 2,300,833 shares of Common Stock and the power to direct the disposition of 2,300,833 shares of Common Stock. In Mr. Geller’s capacity as a co-founder and senior manager of SCGP, Mr. Geller may be deemed to beneficially own the 2,300,833 shares of Common Stock beneficially owned by St. Cloud Partners and/or SCGP. Mr. Geller also is the direct beneficial owner of 48,750 shares of Common Stock held in his individual capacity and 6,300 shares of Common Stock held in his IRA.

(c) Except as set forth in this Statement, there have been no sales or purchases with respect to the Company's securities effected during the past sixty days by any of the Reporting Persons listed in (a) above.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

SECURITIES PURCHASE AGREEMENT

In addition to the description of the Purchase Agreement set forth in Items 3 and 4 above, the Purchase Agreement contains customary representations, warranties and covenants. The Purchase Agreement is attached hereto as Exhibit 1 and incorporated by reference herein. The terms and conditions of the Purchase Agreement, the Note and the Warrant issued thereunder, are further described in Item 4 and Item 5 above and are incorporated by reference herein.

REGISTRATION RIGHTS AGREEMENT

Pursuant to the Registration Rights Agreement, at any time after February 22, 2008, the holders of at least 50% of the Registrable Securities, as defined therein, may make a written demand for registration under the Securities Act of 1933, as amended, of all or part of their Registrable Securities. The Company is required to prepare and file with the SEC a registration statement within 90 days following the Company’s receipt of such demand notice and to use commercially reasonable efforts to have the registration statement declared effective as soon as practicable. The Registration Rights Agreement also provides the Purchasers with piggy-back registration rights. The Registration Rights Agreement is attached hereto as Exhibit 4 and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

1	Securities Purchase Agreement dated as of February 22, 2007 by and among the Company, St. Cloud Partners and the additional purchasers named therein.

2	10% Promissory Note, dated February 22, 2007 issued by the Company to St. Cloud Partners.

3	Warrant, dated February 22, 2007 issued by the Company to St. Cloud Partners.

4	Registration Rights Agreement dated as of February 22, 2007 by and among the Company, St. Cloud Partners and the additional purchasers named therein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2007

St. Cloud Capital Partners, L.P.

By: SCGP, LLC
Its: General Partner

By:	/S/ MARSHALL S. GELLER
Name:	Marshall S. Geller
Title:	Senior Managing Member

SCGP, LLC

By:	/S/ MARSHALL S. GELLER
Name:	Marshall S. Geller
Title:	Senior Managing Member

St. Cloud Capital, LLC

By:	/S/ MARSHALL S. GELLER
Name:	Marshall S. Geller
Title:	Senior Managing Director

By:	/S/ MARSHALL S. GELLER
Marshall S. Geller